

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

John Trainer
Chief Financial Officer
NexImmune, Inc.
9119 Gaither Road
Gaithersburg, MD 20877

   Re: NexImmune, Inc.
     Registration Statement on Form S-3
     Filed March 9, 2022
     File No. 333-263399

Dear Mr. Trainer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Ansart at (202) 551-4511 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: John Rudy